Exhibit 99.1

BAIYA INTERNATIONAL GROUP INC.

BAIYA INTERNATIONAL GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars, except for the number of shares)

	As of June 30, 2025 (Unaudited)	As of December 31, 2024

ASSETS

CURRENT ASSETS
Cash	$909,699	$1,668,291
Accounts receivable, net	2,035,232	1,648,073
Advance to suppliers, net	42,233	-
Due from related parties	1,922,295	40,549
Deferred IPO costs	-	889,160
Prepaid expense and other current assets, net	21,443,545	177,325
Loan receivable from third party - current	97,720	-

Total current assets	26,450,724	4,423,398

NON-CURRENT ASSETS
Property and equipment, net	1,908	1,872
Right-of-use asset, net	80,156	49,356
Loan receivable from third parties, non-current	703,491	443,787
Other non-current assets	-	33,017
Total noncurrent assets	785,555	528,032

TOTAL ASSETS	$27,236,279	$4,951,430

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$2,046,618	$1,662,594
Loan payable to third parties	132,620	164,399
Advance from customers	149,709	29,675
Accrued liabilities and other payables	1,924,468	2,057,865
Taxes payable	256,553	146,239
Due to related parties	127,673	170,855
Lease liabilities	72,246	8,422
Loan payables, current	28,639	117,345

Total current liabilities	4,738,526	4,357,394

NON-CURRENT LIABILITIES
Lease liabilities	9,187	43,972
Loan payable to third parties, non-current	-	-
Loan payables, non-current	-	-

Total non-current liabilities	9,187	43,972

TOTAL LIABILITIES	4,747,713	4,401,366

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY
Preferred shares, par value $0.0001, 100,000,000 shares authorized, nil shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	-	-
Class A Common shares, par value $0.0001, 1,600,000,000 shares authorized, 19,998,496 and 10,000,000 shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	1,999	1,000
Class B Common shares, par value $0.0001, 100,000,000 shares authorized, 1,600,000 and nil shares issued and outstanding as of June 30, 2025 and December 31, 2024, respectively	160	-
Additional paid-in capital	28,447,180	1,796,285
Statutory Reserve	380,901	380,901
Accumulated other comprehensive loss	(203,635)	(221,139)
Accumulated deficit	(6,214,056)	(1,456,778)

Total Company shareholders’ equity	22,412,549	500,269

Non-controlling interest	76,017	49,795

Total shareholders' equity	22,488,566	550,064

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$27,236,279	$4,951,430

The accompanying notes are an integral part of these consolidated financial statements.

BAIYA INTERNATIONAL GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S. Dollars, except for the number of shares)

(Unaudited)

	For the Six Months Ended June 30,
	2025	2024

Net revenues	$7,261,545	$6,791,902

Cost of revenues	6,535,524	6,305,256

Gross profit	726,021	486,646

Operating expenses
Selling expenses	360,797	35,042
General and administrative expenses	5,015,210	327,064
Research and development expenses	75,605	140,333

Total operating expenses	5,451,612	502,439

Loss from operations	(4,725,591)	(15,793)

Other income (expenses)
Interest income (expense), net	4,502	(24,268)
Other income (expenses), net	5,156	(8,885)

Other income (expenses), net	9,658	(33,153)

Loss before income tax	(4,715,933)	(48,946)

Less: income tax expense	19,769	12,807

Net loss	(4,735,702)	(61,753)

Less: net income / (loss) attributable to non-controlling interests	21,576	(2,187)

Net loss attributable to common shareholders of Baiya International Group Inc.	$(4,757,278)	$(59,566)

Comprehensive income / (loss)
Other comprehensive loss
Foreign currency translation gain / (loss) attributable to the Company	17,504	(14,759)
Foreign currency translation gain / (loss) attributable to noncontrolling interest	4,646	(846)
Total other comprehensive income / (loss)	22,150	(15,605)

Comprehensive loss attributable to the Company	(4,739,774)	(74,325)
Comprehensive income / (loss) attributable to noncontrolling interest	26,222	(3,033)

Total comprehensive loss	(4,713,552)	(77,358)

Net loss per common share
Basic and diluted	$(0.385)	$(0.006)

Weighted average number of common shares outstanding
Basic and diluted	12,368,833	10,000,000

The accompanying notes are an integral part of these consolidated financial statements.

BAIYA INTERNATIONAL GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Expressed in U.S. Dollars, except for the number of shares)

(Unaudited)

	Preferred shares			Class A - Common shares		Class B - Common shares		Additional paid-in	Statutory	Accumulated other comprehensive	Retained earnings (accumulated	Total Baiya's shareholders'	Non- controlling	Total
	Shares	Amount		Shares	Amount	Shares	Amount	capital	reserve	income (loss)	deficit)	equity	interests	equity

Balance at January 1, 2025	-	$		10,000,000	$1,000	-	$-	$1,796,285	$380,901	$(221,139)	$(1,456,778)	$500,269	$49,795	$550,064

Net loss	-		-	-	-	-	-	-	-	-	(4,757,278)	(4,757,278)	21,576	(4,735,702)

Issuance of common stock for the IPO	-		-	2,500,000	250	-	-	7,099,058	-	-	-	7,099,308	-	7,099,308

Issuance of common stock	-		-	6,713,996	671	-	-	17,815,339	-	-	-	17,816,010	-	17,816,010

Shares issued for stock compensation expense	-		-	784,500	78	1,600,000	160	1,736,498	-	-	-	1,736,736	-	1,736,736

Foreign currency translation gain	-		-	-	-	-	-	-	-	17,504	-	17,504	4,646	22,150

Balance at June 30, 2025	-		$-	19,998,496	$1,999	1,600,000	$160	$28,447,180	$380,901	$(203,635)	$(6,214,056)	$22,412,549	$76,017	$22,488,566

Balance at January 1, 2024	-		$-	10,000,000	$1,000	-	$-	$1,775,951	$325,223	$(153,429)	$(1,392,350)	$556,395	$37,922	$594,317

Net loss	-		-	-	-	-	-	-	-	-	(59,566)	(59,566)	(2,187)	(61,753)

Foreign currency translation loss	-		-	-	-	-	-	-	-	(14,759)	-	(14,759)	(846)	(15,605)

Balance at June 30, 2024	-		$-	10,000,000	$1,000	-	$-	$1,775,951	$325,223	$(168,188)	$(1,451,916)	$482,070	$34,889	$516,959

The accompanying notes are an integral part of these consolidated financial statements.

BAIYA INTERNATIONAL GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars, except for the number of shares)

(Unaudited)

	For the Six Months Ended June 30,
	2025	2024

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(4,735,702)	$(61,753)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation expense	-	442
Allowances for credit losses	(26,235)	-
Amortization of operating lease right-of-use assets	11,511	7,026
Stock compensation expense	1,736,736	-
Non-cash other income	-	(6,565)
Changes in operating assets and liabilities:
Accounts receivable, net	(351,542)	1,073,828
Advance to suppliers, net	(21,000)	(255,274)
Prepaid expense and other current assets	(3,395,362)	(87,503)
Accounts payable	348,184	(667,480)
Advance from customers	118,015	-
Accrued liabilities and other payables	(163,103)	111,947
Taxes payable	106,228	33,659
Other payables, non-current	-	(20,790)
Lease liability	(13,307)	(5,129)

Net cash (used in) provided by operating activities	(6,385,577)	122,408

CASH FLOWS FROM INVESTING ACTIVITIES
Loan to third party	(344,750)	-

Net cash used in investing activities	(344,750)	-

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from loans - bank	-	55,286
Due to related parties	-	1,715,817
Repayments to loans - bank	(89,827)	(489,636)
Loan to related parties	(1,910,636)	-
Repayment to third party loan	(34,475)	-
Deferred IPO costs	-	(40,000)
Net proceeds from issuance of common stock for IPO	7,995,267	-

Net cash provided by financing activities	5,960,329	1,241,467

EFFECT OF EXCHANGE RATE CHANGES ON CASH	11,406	(10,562)

NET (DECREASE) INCREASE IN CASH	(758,592)	1,353,313

CASH, BEGINNING OF PERIOD	1,668,291	31,973

CASH, END OF PERIOD	$909,699	$1,385,286

Supplemental disclosure information of cash flow:
Cash paid for income tax	$-	$-
Cash paid for interest	$33,679	$24,309

Supplemental non-cash information:
Right of use assets obtained in exchange for operating lease liability	$71,398	$57,642

The accompanying notes are an integral part of these consolidated financial statements.

BAIYA INTERNATIONAL GROUP INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2025 (UNAUDITED) AND DECEMBER 31, 2024

1. Organization and Description of Business

Baiya International Group Inc. (“Baiya”, or the “Company”) was incorporated on October 18, 2021, under the laws of the Cayman Islands with limited liability. As a holding company with no material operations of its own, Baiya conducts all of the operations in mainland China of People’s Republic of China (“PRC” or “China”) through the contractual arrangements (the “Contractual Arrangements”), with Shenzhen Gongwuyuan Network Technology Co., Ltd. (“Gongwuyuan”), which is a variable interest entity (the “VIE”), and its subsidiaries, or collectively, “PRC operating entities”. The PRC operating entities mainly engaged in providing job matching service, entrusted recruitment service, project outsourcing service and labor dispatching service to business enterprises and organizations in the flexible employment market within China, primarily in the core manufacturing regions including the Pearl River Delta and Yangtze River Delta region.

Baiya owns 100% of the equity interests of Ruifeng International Group Limited (“Ruifeng BVI”), a limited liability company formed under the laws of British Virgin Islands (“BVI”) on October 25, 2021.

Ruifeng BVI owns 100% of Juxing Investment Group (Hong Kong) Limited (“Juxing HK”), a limited liability company formed in Hong Kong on November 3, 2021.

On December 9, 2021, Shenzhen Pengze Future Technology Co., Ltd. (“Pengze WFOE”) was incorporated pursuant to PRC mainland China laws as a wholly foreign owned enterprise of Juxing HK.

Ruifeng BVI, Juxing HK, and Pengze WFOE are currently not engaging in any active business operations and merely acting as holding companies.

Reorganization

A reorganization of the Company’s legal structure (“Reorganization”) was completed on December 29, 2021. The Reorganization involved the formation of Baiya, Ruifeng BVI, Juxing HK and the Pengze WFOE, and execution of a series of contractual agreements among Pengze WFOE, Gongwuyuan and certain shareholders of Gongwuyuan (representing 95% equity ownership in Gongwuyuan).

On December 29, 2021, Pengze WFOE entered into a series of contractual arrangements with certain shareholders of Gongwuyuan. These agreements include Business Operation Agreement and Powers of Attorney, Exclusive Consulting and Service Agreement, Equity Disposal Agreement, Equity Pledge Agreement and Agency Agreement (collectively the “Contractual Arrangements”). Pursuant to the Contractual Arrangements, Pengze WFOE has the exclusive right to provide Gongwuyuan consulting and all the technical support services related to business operations including technology and management consulting services.

As a result of the Contractual Arrangements entered among Pengze WFOE, Gongwuyuan and certain shareholders of Gongwuyuan, Gongwuyuan is considered as VIE under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 Consolidation. Consequently, Baiya, through the Pengze WFOE, obtains the power to direct the activities that most significantly affects the economic performance of Gongwuyuan and receives the economic benefits that could be significant to Gongwuyuan, and became the primary beneficiary of Gongwuyuan. The Company treats its VIE and its subsidiaries as the consolidated entities under U.S. GAAP.

The Company, together with its wholly owned subsidiaries and its VIE, is effectively controlled by the same majority shareholders group who act in concert before and after the Reorganization, and therefore the Reorganization is considered as a reorganization of entities under common control. The consolidation of the Company, its subsidiaries, its VIE and the VIE’s subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statement.

As of June 30, 2025, the consolidated financial statements of the Company include the following entities:

	Place and date of	% of ownership
Name of entities	incorporation	Direct	Indirect	Principal activities
Parent company
Baiya	Cayman Island/ October 18, 2021	Parent		Investment holding
Wholly owned subsidiaries of Baiya
Ruifeng BVI	BVI/October 25, 2021	100%		Investment holding
Juxing HK	PRC – Hong Kong/ November 3, 2021	100%		Investment holding
Pengze WFOE	PRC – Mainland China/December 9, 2021	100%		Consultancy and management support
Baiya International Group Inc	USA/ March 25, 2025	100%		Investment holding
VIE
Shenzhen Gongwuyuan Network Technology Co., Ltd. (“Gongwuyuan”)	PRC – Mainland China/October 23, 2017		VIE	Human resource management consulting, labor outsourcing service, staffing and placement service, research, and development of Apps
VIE’s Subsidiaries
Beijing Gongwuyuan Network Technology Co., Ltd.	PRC – Mainland China/September 28, 2021		100% owned by VIE	Internet technology development, information system consulting, software development
Dongguan Zhenggongfu Human Resources Co., Ltd.	PRC – Mainland China/March 28, 2018		100% owned by VIE since March 1, 2020	Human resource management consulting, labor outsourcing service, staffing and placement service
Dongguan Gongwuyuan Yifang Talent Service Co., Ltd.	PRC – Mainland China/December 27, 2018		100% owned by VIE	Human resource management consulting, labor outsourcing service, staffing and placement service
Ji’an Gongwuyuan Human Resource Service Co., Ltd.*	PRC – Mainland China/September 16, 2020		100% owned by VIE	Human resource management consulting, labor outsourcing service, staffing and placement service
Dongguan Gongwuyuan Business Service Co., Ltd.	PRC – Mainland China/March 26, 2019		100% owned by VIE	Marketing
Hunan Gongwuyuan Youchuang Human Resource Service Co., Ltd.	PRC – Mainland China/June 3, 2019		100% owned by VIE	Human resource management consulting, labor outsourcing service, staffing and placement service
Nanchang Gongwuyuan Business Service Co., Ltd.	PRC – Mainland China/December 26, 2019		100% owned by VIE	Human resource management consulting, labor outsourcing service, staffing and placement service

Name of entities	Place and date of incorporation	% of ownership		Principal activities
		Direct	Indirect
Jiangxi Huizhong Human Resources Co., Ltd.	PRC – Mainland China/May 21, 2020		100% owned by VIE	Human resource management consulting, labor outsourcing service, staffing and placement service
Guangdong Mili Education Consulting Service Co., Ltd.	PRC – Mainland China/October 30, 2019		100% owned by VIE since July 20, 2020	Education consulting and marketing
Jiangxi Gongwuyuan Supply Chain Management Co., Ltd.	PRC – Mainland China/September 14, 2020		100% owned by VIE	Logistic and shipping
Jiangxi Gongwuyuan Talent Service Co., Ltd.	PRC – Mainland China/October 16, 2020		100% owned by VIE	Human resource management consulting, labor outsourcing service, staffing and placement service
Zhongshan Jushangyue Freight Forwarding Service Co., Ltd.	PRC – Mainland China/July 22, 2020		100% owned by VIE since September 17, 2020	Logistic and storage service
Jiujiang Gongwuyuan Yifang Education Consulting Service Co., Ltd.*	PRC – Mainland China/April 14, 2021		100% owned by VIE	Education consulting and human resource management service
Dongguan Fusheng Supply Chain Co., Ltd.*	PRC – Mainland China/June 1, 2021		100% owned by VIE	Logistic and shipping
Dongguan Chenwang Supply Chain Co., Ltd.*	PRC – Mainland China/May 31, 2021		100% owned by VIE	Logistic and shipping
Dongguan Jida Supply Chain Co., Ltd.*	PRC – Mainland China/June 1, 2021		100% owned by VIE	Logistic and shipping
Shenzhen Aliyuncang Logistics Warehousing Co., Ltd.	PRC – Mainland China/April 11, 2017		100% owned by VIE since June 24, 2021	Internet information technology development and supply chain management

*	Company had no operations or very minimal operations with no revenues as of June 30, 2025.

Variable Interest Entities

A VIE is an entity which has a total equity investment that is insufficient to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary of, and must consolidate, the VIE.

WFOE Pengze is deemed to have a controlling financial interest in and be the primary beneficiary of the PRC operating entities because it has both of the following characteristics:

●	The power to direct activities of the PRC operating entities that most significantly impact such entities’ economic performance, and

●	The obligation to absorb losses of, and the right to receive benefits from, the PRC operating entities that could potentially be significant to such entities.

The following is a brief description of the Contractual Arrangements entered into on December 29, 2021, between Pengze WFOE, Gongwuyuan, and certain shareholders of Gongwuyuan:

Business Operation Agreement

The Pengze WFOE entered into a business operation agreement with Gongwuyuan and certain shareholders of the VIE on December 29, 2021, pursuant to which (1) Gongwuyuan shall not enter into any transaction which may materially affect its assets, businesses, employees, obligations, rights or operations without the written consent of the Pengze WFOE or any other party designated by the Pengze WFOE; (2) Gongwuyuan and certain shareholders agree to accept suggestions by the Pengze WFOE in respect of the employment and dismissal of Gongwuyuan’s employees, daily operations and financial management of Gongwuyuan; and (3) Gongwuyuan and the shareholders shall appoint the individuals designated by the Pengze WFOE as the directors (including the executive director) of Gongwuyuan, and shall appoint the persons recommended by the Pengze WFOE as the general manager, chief financial officer and other senior management members and officers of Gongwuyuan. The term of the business operation agreement shall be ten (10) years from the effective date unless terminated by the Pengze WFOE upon thirty (30) days advance notice to Gongwuyuan and the shareholders. Upon request by the Pengze WFOE, the parties shall extend the term of the business operation agreement by entering into a new business operation agreement or continue performing the existing business operation agreement.

Powers of Attorney

Each of the signing shareholders of Gongwuyuan executed a power of attorney on December 29, 2021 (the “Powers of Attorney”) to irrevocably appoint the Pengze WFOE or the person designated by the board of directors or the executive director of the Pengze WFOE as its agent to act on its behalf to exercise their shareholders’ and voting rights in the name of the shareholders in accordance with the applicable PRC laws and regulations and the articles of association of Gongwuyuan.

Exclusive Consulting and Service Agreement

Under an exclusive consulting and service agreement dated December 29, 2021, entered into between the Pengze WFOE and Gongwuyuan, the Pengze WFOE shall have the exclusive right to provide Gongwuyuan with consulting and related services. Such services include:

(a)	Research and development services of business-related software;

(b)	Providing business-related technical services, applications, and execution, including but not limited to design, installation, and testing of all systems;

(c)	Providing daily maintenance support, upgrade, maintenance, monitoring, and troubleshooting of computer network equipment and other technical services;

(d)	Pre-job, on-the-job, and technical training services for personnel;

(e)	Technology development and transfer services;

(f)	Public relations services;

(g)	Market research and consulting services (excluding market research services that are prohibited by the laws of the People’s Republic of China for foreign-invested enterprises);

(h)	Services for the formulation of medium and short-term market development and market plans;

(i)	Consulting services related to business compliance;

(j)	Organization and planning services related to marketing and customer activities;

(k)	Intellectual property licenses;

(l)	Equipment provision and rental; and

(m)	Management consulting services and other business and technical consulting services related to business operation.

Without the Pengze WFOE’s prior written consent, Gongwuyuan may not accept services covered by the exclusive consulting and service agreement from any third party during the term of the agreement. In addition, the Pengze WFOE shall own all rights, titles, interests and intellectual property rights arising out of the performance of the exclusive consulting and service agreement, provided, however, that if the development of such intellectual property is based on the intellectual property rights of Gongwuyuan, Gongwuyuan shall ensure that such rights are free of any defect or Gongwuyuan shall bear the loss caused to the Pengze WFOE. As consideration, Gongwuyuan agrees to pay the ninety-five percent (95%) of its pre-tax profit, for each profitable fiscal year, and deducting any loss (if any) in the previous year, the necessary costs, expenses, taxes incurred in the year and the withdrawn statutory reserve fund that must be withdrawn according to law by the Pengze WFOE.

The exclusive consulting and service agreement shall remain effective for ten (10) years from the effective date unless terminated by mutual agreement between the Pengze WFOE and Gongwuyuan. or unilaterally terminated by the Pengze WFOE in advance. Upon request by the Pengze WFOE, the parties shall extend the term of the exclusive consulting and service agreement by entering into a new exclusive consulting and service agreement or continue performing the existing exclusive consulting and service agreement. The Exclusive Consulting and Service Agreement between Pengze WFOE and Gongwuyuan was supplemented on December 21, 2022 to clarify that no consulting service fees pertaining to the agreement need to be paid for the period December 29, 2021 to December 31, 2021. The Parent, Subsidiaries and WFOE has the share of income from VIE and VIE’s subsidiaries during the six months ended June 30, 2025 and 2024, and the equity in VIE and VIE’s subsidiaries as of June 30, 2025 and December 31, 2024.

Equity Disposal Agreement

The Pengze WFOE entered into an equity disposal agreement with Gongwuyuan and certain shareholders of the VIE on December 29, 2021. Pursuant to the equity disposal agreement, the shareholders and Gongwuyuan have granted the Pengze WFOE (or its designee) an exclusive option to acquire all or a portion of the ninety-five percent (95%) equity held by the shareholders and all or a portion of the ninety-five percent (95%) assets of Gongwuyuan at the price equivalent to the lowest price then permitted under PRC law. The Pengze WFOE may, at its sole discretion, at any time exercise the option. Moreover, the Pengze WFOE may designate a third party to exercise the option on its behalf.

Under the equity disposal agreement, Gongwuyuan may not, among other obligations, sell, transfer, mortgage or otherwise dispose of any asset, business or income, or allow any other security interest to be created on them, enter into transactions that will materially and adversely affect its assets, responsibilities, operations, equity and other legitimate rights, distribute dividends and bonuses in any form to all shareholders, incur, inherit, guarantee or permit to subsist any debt except in the ordinary course of business unless otherwise expressly agreed to by the Pengze WFOE, enter into any material contracts except in the ordinary course of business, increase or decrease the registered capital of Gongwuyuan or otherwise change the structure of the registered capital, supplement, modify or amend the articles of association of Gongwuyuan in any way, or merge or associate with any person, or acquire any person or invest in any person. In addition, the shareholders may not, among other obligations, supplement, modify or amend the articles of association of Gongwuyuan that will materially and adversely affect Gongwuyuan’s assets, liabilities, operations, equity and other rights, cause Gongwuyuan to enter into transactions that will materially and adversely affect Gongwuyuan’s assets, responsibilities, operations, equity and other rights, adopt a resolution on the distribution of dividends and bonuses, sell, transfer, mortgage or dispose of their equity interest in any way, sell, transfer, mortgage or dispose of the rights of any equity and assets of Gongwuyuan, or allow any other security interest to be created on them, approve the merger or association or reorganization in any other form, and independently wind up, liquidate or dissolve Gongwuyuan.

The equity disposal agreement shall remain effective for ten (10) years from the effective date. Upon request by the Pengze WFOE, the parties shall extend the term of the equity disposal agreement by entering into a new equity disposal agreement or continue performing the existing equity disposal agreement.

Equity Pledge Agreement

The Pengze WFOE entered into an equity pledge agreement with certain shareholders of the VIE on December 29, 2021, pursuant to which the shareholders have pledged ninety-five percent (95%) of equity interests in Gongwuyuan held by them, and all current and future rights and interests based on such equity, as priority security guarantees in favor of the Pengze WFOE to secure the performance of Gongwuyuan and the shareholders’ performance of their obligations under, where applicable, (i) the Exclusive Consulting and Service Agreement, (ii) the Equity Disposal Agreements, and (iii) the Business Operation Agreement (collectively, the “Principal Agreements”). The Pengze WFOE is entitled to exercise its right for the priority of compensation obtained by the shareholders’ pledged interests in the equity of Gongwuyuan in the event that either the shareholders or Gongwuyuan fails to perform their respective obligations under the Principal Agreements. The Pengze WFOE may transfer all or any of its rights and obligations under the equity pledge agreement to any designated third party. The equity pledge agreement will remain in full force and effective until Gongwuyuan and the shareholders have satisfied their obligations under the Principal Agreements.

Agency Agreement

The Pengze WFOE entered into an agency agreement with certain shareholders of the VIE on December 29, 2021, pursuant to which the shareholders granted the Pengze WFOE an irrevocable right to exercise the voting rights of the shareholders in accordance with the laws of the PRC and the Articles of Association of Gongwuyuan, for the maximum period permitted by law. The shareholders shall authorize the person appointed by the Pengze WFOE to exercise all the voting rights held by them regardless of any change in the equity of Gongwuyuan. In addition, the shareholders shall not transfer any of their shareholders rights and interests in Gongwuyuan to any individual or other company other than the Pengze WFOE or any person or entity designated by the Pengze WFOE. The agency agreement shall come into effect upon its execution, and may be terminated by the unanimous consent of all parties or unilaterally by the Pengze WFOE with thirty (30) days advance notice.

Spousal Consent Letter

Each spouse of relevant individual shareholders of Gongwuyuan has signed a Spousal Consent Letter. Under the Spousal Consent Letter, agreeing that the signing spouse has unconditionally and irrevocably agreed that the disposition of the equity interest in Gongwuyuan which is held by and registered under the name of his or her spouse shall be made pursuant to the above-mentioned Business Operation Agreement and Powers of Attorney, Equity Disposal Agreement, Equity Pledge Agreement, and Agency Agreement, signed by his or her spouse, as amended from time to time. Each of the signing spouse undertakes to take necessary actions to ensure the performance of above-mentioned VIE agreements.

Based on the foregoing Contractual Arrangements, Baiya is allowed to consolidate ninety-five percent (95%) of Gongwuyuan’s operations and financial results in Baiya’s consolidated financial statements for the periods presented herein as if the current corporate structure had been in existence throughout the periods presented under common control in accordance with Regulation S-X-3A-02 promulgated by the SEC and ASC 810-10, Consolidation.

Risks associated with the VIE structure

The Company believes that the Contractual Arrangements with its VIE and the shareholders of its VIE are in compliance with PRC laws and regulations and are legally enforceable. However, due to uncertainties regarding the interpretation and application of relevant PRC laws and regulations in connection with the VIE structure or VIE Agreements, our ability to enforce the Contractual Arrangements could be substantially hampered. If the legal structure and Contractual Arrangements were found to be in violation of PRC laws and regulations, the relevant governmental authorities may take a number of administrative measures or impose penalties in dealing with such violations, including, without limitation:

●	revoking the agreements constituting the Contractual Arrangements;

●	revoking the business licenses and/or operating licenses of such entities;

●	discontinuing or placing restrictions or onerous conditions on its operations;

●	requiring it to restructure the operations in such a way as to compel it to establish a new enterprise, re-apply for the necessary licenses or relocate its businesses, staff and assets related to its value-added telecommunications services business;

●	imposing fines on it or confiscating any of our income that they deem to have been obtained through illegal operations;

●	imposing conditions or requirements with which the Company or its VIE may not be able to comply;

●	requiring the Company or its VIE to restructure the relevant ownership structure or operations;

●	restricting or prohibiting its use of the proceeds from the initial public offering or other of its financing activities to finance the business and operations of its VIE; or

●	taking other regulatory or enforcement actions that could be harmful to its business.

The Company’s ability to conduct its businesses may be negatively affected if the PRC regulatory authorities were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIE and its subsidiaries in its consolidated financial statements as it may lose the ability to exert effective control over the operations of the VIE and their shareholders and it may lose the ability to receive economic benefits from the VIE and its subsidiaries. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary and its VIE, as well as the VIE’s subsidiaries.

The Company, Ruifeng BVI, Juxing HK, Baiya USA and Pengze WFOE are essentially holding companies and do not have active operations as of June 30, 2025 and December 31, 2024. The Company has not provided any financial support to the VIE and its subsidiaries for six months ended June 30, 2025 and 2024. The following financial statement amounts and balances of the VIE and its subsidiaries were included in the accompanying consolidated financial statements after elimination of intercompany transactions and balances:

	June 30, 2025 (Unaudited)	December 31, 2024
Current assets	$4,946,228	$4,680,414
Non-current assets	1,169,060	528,032
Total assets	$6,115,288	$5,208,446
Current liabilities	$4,661,048	$4,175,038
Non-current liabilities	9,187	43,972
Total liabilities	$4,670,235	$4,219,010

	For the Six Months Ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Net revenues	$7,261,545	$6,791,902
Net loss	$431,516	$(41,549)

There are no pledge or collateralization of the VIE and VIE’s subsidiaries’ assets that can only be used to settled obligations of the VIE and VIE’s subsidiaries. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets to the Company in the form of loans and advances or cash dividends.

As the VIE is incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE in the normal course of business.

Liquidity

As reflected in the accompanying consolidated financial statements, the Company had accumulated deficit of 6,214,056 as of June 30, 2025, the Company had net loss after non-controlling interest allocation of $4,757,278 and $59,566  for the six months ended June 30, 2025 and 2024.

The management plans to increase its revenue by strengthening its sales force to develop more employing companies clients, partnering with more third-party labor service providers to seek and attract more labors, and increase the promoting and marketing activities of Gongwuyuan Platform, as well as continuing to develop and integrate digital technologies including crowdsourcing, big data and artificial intelligence to enhance the Gongwuyuan Platform to provide better job-matching and one-stop services to employing companies and workers in the flexible employment market throughout China. Management also intends to raise additional funds by way of a private or public offering, or by obtaining loans from banks or others.

 The Company had $909,699 cash on hand and working capital of approximately $21,712,198 as of June 30, 2025. The Company has historically funded its working capital needs primarily from operations. The working capital requirements are affected by the efficiency of operations and depend on the Company’s ability to increase its revenue. The Company believes that its cash on hand and operating cash flows will be sufficient to fund its operations over at least the next 12 months from the date of issuance of these financial statements. However, the Company may need additional cash resources in the future if the Company experiences changed business conditions or other developments and may also need additional cash resources in the future if the Company wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed the Company’s amounts of cash on hand, the Company may seek to issue debt or equity securities or obtain a credit facility.

Basis of Presentation

The consolidated financial statements of the Company have been prepared in accordance with the generally accepted accounting principles of the United States (“U.S. GAAP”) and with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) for financial information.

Principles of Consolidation

The consolidated financial statements of the Company include the financial statements of the Company, its subsidiaries, VIE and VIE’s subsidiaries in which the Company is the primary beneficiary. The results of the subsidiaries are consolidated from the date on which the Company obtained control and continues to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. However, if the Company demonstrates its ability to control the VIE through power to govern the activities which most significantly impact VIE’s economic performance and is obligated to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE, then the entity is consolidated. All intercompany transactions and balances among the Company, its subsidiaries, the VIE and its subsidiaries have been eliminated upon consolidation.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires the use of estimates and judgments that affect the reported amounts in the consolidated financial statements and accompanying notes. These estimates form the basis for judgments that management makes about the carrying values of assets and liabilities, which are not readily apparent from other sources. Management base their estimates and judgments on historical information and on various other assumptions that they believe are reasonable under the circumstances. U.S. GAAP requires management to make estimates and judgments in several areas, including, but not limited to, those related to revenue recognition, the assessment of the allowance for credit loss, and valuation allowance for deferred tax assets. These estimates are based on management’s knowledge about current events and expectations about actions that the Company may undertake in the future. Actual results could differ from those estimates.

Foreign Currency Translation and Comprehensive income

The Company uses U.S. dollars (“US$”) as its reporting currency. The functional currency of the Company and its wholly-owned subsidiaries incorporated outside of PRC is US$, while the functional currency of the PRC entities, including the Company’s wholly-owned subsidiaries, VIE and VIE’s subsidiaries is Renminbi (“RMB”) as determined based on the criteria of ASC 830, Foreign Currency Matters.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are re-measured at the balance sheet date exchange rate. The resulting exchange differences are recorded in the consolidated statements of operations and comprehensive income (loss) as foreign exchange related gain or loss. The consolidated financial statements of the Company’ subsidiaries, VIE and VIE’s subsidiaries using functional currency other than US$ are translated from the functional currency to the reporting currency, US$. Assets and liabilities of the Company’s subsidiaries, VIE and VIE’s subsidiaries incorporated in PRC are translated into US$ at balance sheet date exchange rates, while income and expense items are translated at average exchange rates prevailing during the fiscal year, representing the index rates stipulated by U.S. Federal Reserve. Equity is translated at historical rates. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as accumulated other comprehensive income or loss on the consolidated balance sheets.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	For the Six Months Ended June 30, 2025	For the Six Months Ended June 30, 2024	For the Years Ended December 31, 2024
Balance sheet date spot rates (as of June 30, 2025 and December 31, 2024):	$7.1636	$7.2672	$7.2993
Average rate (for the six months ended June 30, 2025 and 2024):	$7.2526	$7.2150	$7.1957

Cash

Cash includes cash on hand and demand deposits placed with commercial banks. The VIE and its subsidiaries maintains most of the bank accounts in mainland China. Balances at financial institutions within the mainland China are covered by insurance up to RMB 500,000 (US$76,000) per bank. Any balance over RMB 500,000 per bank in PRC mainland China will not be covered. As of June 30, 2025 and December 31, 2024, cash balances held in the bank in PRC mainland China are $236,238 and $1,668,291, respectively of which, $130,204 and $ 1,478,312 was not covered by such insurance, respectively. The Company has not experienced any losses in accounts held in PRC mainland China’s financial institutions and believes it is not exposed to any risks on its cash held in the PRC mainland China’s financial institutions.

Cash held in accounts at U.S. financial institutions is insured by the Federal Deposit Insurance Corporation or other programs subject to certain limitations up to $250,000 per depositor. As of June 30, 2025 and December 31, 2024, cash of $673,208 and nil was maintained at U.S. financial institutions, of which $209,280 and nil was not covered by such insurance. The Company not experienced any losses in such accounts and do not believe the cash is exposed to any significant risk.

Expected Credit Losses

On January 1, 2023, the Company adopted ASU 2016-13 Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments(ASC 326). This standard replaced the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. CECL requires an estimate of credit losses for the remaining estimated life of the financial asset using historical experience, current conditions, and reasonable and supportable forecasts and generally applies to financial assets measured at amortized cost, including loan receivables and held-to-maturity debt securities, and some off-balance sheet credit exposures such as unfunded commitments to extend credit. Financial assets measured at amortized cost will be presented at the net amount expected to be collected by using an allowance for credit losses. In addition, CECL made changes to the accounting for available-for-sale debt securities. One such change is to require credit losses to be presented as an allowance rather than as a write-down on available-for-sale debt securities if management does not intend to sell and does not believe that it is more likely than not they will be required to sell. The was no transition adjustment of the adoption of CECL.

Accounts Receivable, Net

Accounts receivable represent the amounts that the Company has an unconditional right to consideration, which are stated at the historical carrying amount net of credit loss allowance. The Company maintains credit loss allowance for estimated losses. The Company reviews the accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including historical losses, the age of the receivable balance, the customer’s historical payment pattens, its current credit-worthiness and financial condition, and current market conditions and economic trends. Accounts are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Prepayments, NET

Prepayments are mainly comprised of cash deposited and advances to suppliers for future services to be performed. This amount is refundable and bears no interest. For any prepayments that management determines will not be in receipts of services, or refundable, the Company recognizes an allowance account to reserve such balances. Management reviews its prepayments on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Other receivables and other current assets, Net

Other receivables and other current assets primarily include non-interest-bearing loans of the other business entities and receivables of proceeds for shares issued. Management regularly reviews the aging of receivables and changes in payment trends and records allowances when management believes collection of amounts due are at risk. Management reviews the composition of other receivables and analyzes historical bad debts, and current economic trends to evaluate the adequacy of the reserves. Accounts considered uncollectable are written off against allowances after exhaustive efforts at collection are made.

Deferred Initial Public Offering (“IPO”) costs

The Company complies with the requirement of the Accounting Standards Codification (“ASC”) 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A — “Expenses of Offering.” Deferred offering costs consist of underwriting, legal, consulting, and other expenses incurred through the balance sheet date that are directly related to the intended IPO. Deferred offering costs will be charged to shareholders’ equity upon the completion of the IPO. Should the IPO prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. Deferred offering costs amounted to $nil and $889,160  as of June 30, 2025 and December 31, 2024, respectively. The Company completed its IPO on March 24, 2025.

Property and Equipment

Property and equipment primarily consist of electronic equipment, which is at cost less accumulated depreciation. Depreciation expense is calculated on a straight-line basis over estimated useful lives of the assets of 3 years. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income/loss in the year of disposition. The carrying value of property and equipment is reviewed for impairment whenever events or changes in circumstances indicate that it may not be recoverable. If the carrying amount of an asset group is greater than its estimated future undiscounted cash flows, the carrying value is written down to the estimated fair value. There was no impairment of property and equipment as of June 30, 2025 and December 31, 2024, respectively. Depreciation expenses for the six months ended June 30, 2025 and 2024 was $nil and $442, respectively.

Leases

Under ASC 842, “Leases,” a contract is or contains a lease when the Company has the right to control the use of an identified asset. The Company determines if an arrangement is a lease at inception of the contract, which is the date on which the terms of the contract are agreed to, and the agreement creates enforceable rights and obligations. The commencement date of the lease is the date that the lessor makes an underlying asset available for use by the Company.

The Company determines if the lease is an operating or finance lease at the lease commencement date based upon the terms of the lease and the nature of the asset. The lease term used to calculate the lease liability includes options to extend or terminate the lease when it is reasonably certain that the option will be exercised.

The lease liability is measured at the present value of future lease payments, discounted using the discount rate for the lease at the commencement date. As the Company is typically unable to determine the implicit rate, the Company uses an incremental borrowing rate based on the lease term and economic environment at commencement date. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The ROU assets include adjustments for prepayments and accrued lease payments. The right-of-use (“ROU”) asset is initially measured as the amount of lease liability, adjusted for any initial lease costs, prepaid lease payments, and reduced by any lease incentives.

ROU assets are reviewed for impairment when indicators of impairment are present. ROU assets from operating and finance leases are subject to the impairment guidance in ASC 360, “Property, Plant, and Equipment,” as ROU assets are long-lived nonfinancial assets.

ROU assets are tested for impairment individually or as part of an asset group if the cash flows related to the ROU assets are not independent from the cash flows of other assets and liabilities. An asset group is the unit of accounting for long-lived assets to be held and used, which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. The right-of-use (“ROU”) asset is initially measured as the amount of lease liability, adjusted for any initial lease costs, prepaid lease payments, and reduced by any lease incentives. As of June 30, 2025 and December 31, 2024, the Company recognized no impairment of ROU assets.

Fair Value Measurement

The Company follows the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820, “Fair Value Measurement”, which defines fair value, establishes a framework for measuring fair value and enhances fair value measurement disclosure. Under these provisions, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

The standard establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances when observable inputs are not available. The hierarchy is described below:

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2:	Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3:	Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

Financial instruments included in current assets and current liabilities are reported in the consolidated balance sheets at cost, which approximate fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.

Impairment of Long-lived Assets

In accordance with ASC Topic 360, the Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable, or at least annually. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value. The Company did not record any impairment charge for the six months ended June 30, 2025 and 2024.

Revenue Recognition

On January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”), using the modified retrospective transition method. The core principle of this new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

●	Step 1: Identify the contract with the customer

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when the Company satisfies a performance obligation

The Company, through its PRC operating entities, contracts with the labor-demand side companies (employing companies) to facilitate the recruitment of blue-collar labor in PRC. Other than recruitment facilitation, the Company also contracts with its customers for ad hoc services such as advertising agent services and others. The Company considers that its revenues from contracts with customers are generated from recruitment facilitation services which include 1) job matching service, 2) entrusted recruitment service, 3) project outsourcing service, 4) labor dispatching service and other services which include advertising agent services and others.

Recruitment Facilitation

The Company, through its PRC operating entities, contracts with domestic labor service companies to access blue-collar labor. The recruitment facilitation service is to connect the employing companies with the available blue-collar labor from either the Company or the third-party labor service providers. The recruitment facilitation provides the customers with a variety of means of human resource solutions, which includes direct employment (job matching or entrusted recruitment), outsourcing or labor dispatching. In the recruitment facilitation contract, the Company is contractually obliged to facilitate human resource recruitment and ensure that blue-collar labor works for the employing companies for a designated period of times. The Company is also contractually obliged to help recruit replaced blue-collar labor if there is a vacancy caused by the resignation of the blue-collar labor that the Company initially introduced. Under entrusted recruitment, project outsourcing and labor dispatching model, if the blue-collar labor has no working experience in the industry of the employing companies, the Company provides short term occupational training to the blue-collar labor prior to their admittance by the employing companies.

The Company concludes its recruitment facilitation services meet all five criteria under Step 1: identify the contract with customers in accordance with ASC 606. The Company evaluates the contract with the employing companies to identify performance obligations. A performance obligation is a promise to transfer to the customer either 1) a good or service (or a bundle of goods or services) that is distinct; or 2) a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer. The Company considers its promises to the customers include the recruitment activities that replenish the headcounts in the event of resignation.

The Company considers the promises to the customers include the identification on the target blue-collar labor, optional training if the blue-collar labor has no relevant working experiences, on-site monitor and management of the workers, and the commitment to replenish the labors in the event of resignation. The Company considers the service promise in the contract is capable of being distinct because customers can benefit from the service promise on their own or together with other readily available resources. However, separate delivery of recruitment, optional vocation training and replenishment cannot achieve employing companies’ the intended function and thus the Company considers different promises in recruitment facilitation as a single performance obligation.

●	Entrusted recruitment service

Under the entrusted recruitment service model, the employing companies and labor service companies are both confidential to each other. The employing companies directly submit recruitment requests to the Company for their recruitment needs, which typically include the number of blue-collar workers needed, work hours, the preferred and required skill sets and, etc. (the “Overall Work Arrangement”).

Once the service payout rate is negotiated and agreed among the Company and the employing companies, the employing companies will issue the Overall Work Arrangement (or service contract) including the payout rate and labor recruitment request specification. Pursuant to the contracts, the Company’s promises to the customers include the identification on target blue-collar labor, preliminary screening and interview of the candidates before providing them to the employing company, optional training if the blue-collar labor has no relevant working experiences, continuance monitoring of labor performance during the job term, and the commitment to replenish the labor in the event of resignation during the contract service period (usually no more than six months). The Company considers the different service promise in the contract is capable of being distinct because the customer can benefit from the service promise on its own or together with other readily available resources. However, separate delivery of recruitment, optional vocation training, continuance monitoring of labor performance or replenishment cannot achieve employing companies’ intended request, all of which are the input or part of the combined performance obligation to be provided to the customers. The Company considers different promises in recruitment facilitation as a single performance obligation for each assigned labor recruitment. Within each frame contract with the employing company, the Company provides a bundle of services that are substantially the same and that have the same pattern of transfer to the customer.

The Company engages third-party labor service companies while providing the entrusted recruitment services. The Company enters contracts with the third-party labor service companies to organize blue-collar worker candidates. The labor service companies provide information about the workers and register basic personal information of the workers for the Company. The third-party labor service companies will provide the required number of workers to the Company, and the Company will further communicate the specific employment request of the employing company with the blue-collar labor, perform preliminary screening and interview of the candidates, and then provide the employing companies with the labor candidates who are considered appropriate in terms of the skill set as requested. In many cases, the Company organizes on-site interviews for Employing Company to assist them in making the final employment decision.

The third-party labor service companies confirm and settle the service fee with the Company based on the number of labor hours or workers provided to the Company that is considered satisfactory to the employing companies. The Company has the obligation to pay such service fee to the third-party labor service companies regardless of whether the Company has received the consideration from the employing companies. If the labor candidates provided by such third-party labor companies were not selected by any of the customers, the Company has full right to keep or reject the workers provided by the third-party labor service companies and does not have any obligation to pay the third-party labor companies for the non-selected labor candidates. During the execution of the contract between the Company and the employing companies, the Company regularly communicated with the employing company to resolve issues and collect feedback on the performance of the blue-collar workers. The Company is responsible for briefing the workers for the employing companies’ culture, rules and regulations, worker’s job responsibilities, code of conduct, and provides short term vocation training if needed, and this is not the obligation of the third-party labor companies. When there is a vacancy caused by resignation, the Company needs to find a replacement and will be responsible for the relevant cost incurred. The Company considers itself as principal of the services as it has control of the specified services at any time before it is transferred to the customers which is evidenced by (i) the Company is primarily responsible for fulfilling the promises and transferring services to the customer and assumes fulfilment risk (i.e., risk that the performance obligation will not be satisfied); (ii) having latitude in select third-party labor service companies and establish pricing, and bears the risk for services that are not fully paid for by customers. Therefore, the Company acts as the principal of these services and reports revenue earned and costs incurred related to these transactions on a gross basis.

For entrusted recruitment services, there are two main types of price rate charging to the employing companies: (i) fixed monthly standard fee per worker, and (ii) fixed hourly rate per worker. There are no potential discounts, concessions, rights of return or performance bonuses. The Company satisfies the performance obligation based on days passed over time during the contract service period (usually no more than six months); the customer simultaneously receives and consumes the benefits as their labor needs are satisfied through the Company’s performance during the service term. At the end of each month during the service period, the Company confirms with customers on the total number of workers as well as the total hours if it’s charged at hourly rate. Where collectability is reasonably assured, the Company bills its customers on monthly basis for the service that was provided and recognize revenue accordingly based on the monthly statement agreed with customers as services are delivered in accordance with the contracts.

●	Project outsourcing service

Under project outsourcing service model, the Company provide services to the customers in order to fulfil their outsourced labor assignments, such as daily express delivery assignment for China Post. The primary focus of this service is to complete and address the quantity and quality needs of the customers. Once the contract for project outsourcing is finalized, the Company coordinates with labor service companies for the blue-collar workers for the assignments. The Company assumes liabilities, obligations and performance standards of the outsourced assignments, which include the criteria on quality and quantity set up by the customers. The Company confirms the service fee based on the work quantity and performance of the specific day with the customers on daily basis. The Company receives the service fee from the customer based on the accumulated assignment accomplished of the month. The Company considers that the customers simultaneously receive and consume the benefit as well as the completion of daily outsourcing assignments.

The Company considers it as the principal in the transaction and records the revenue on a gross basis.

●	Other Services

The revenue generated from other services mainly represents advertising agent revenue provided to China Post, which is recognized on net basis.

Disaggregation of Revenue

For the six months ended June 30, 2025 and 2024, all of the Company’s revenue was generated in the PRC and contributed by the VIE and VIE’s subsidiaries. The Company disaggregate revenue into two revenue streams, consisting of job matching service, entrust recruitment service, project outsourcing service and job dispatching service and others as the following table:

	For the Six Months Ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Category of Revenue
Entrusted recruitment service	$358,986	$38,454
Project outsourcing service	6,902,559	6,751,359
Other services	-	2,089
Total revenues	$7,261,545	$6,791,902

The Company disaggregates revenue by transferal of services as the following table:

	For the Six Months Ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Timing of Revenue Recognition
Services transferred over time	$7,261,545	$6,791,902
Total revenues	$7,261,545	$6,791,902

Cost of Revenues

Cost of revenues primarily consists of the referral or service fee paid to labor-provider companies, outsourcing fees paid to labor-provider companies, and salaries paid to temporary employees for labor dispatching service.

Selling Expenses

Selling expenses consisted mainly of salesperson’s salary and commission expenses, advertising and promotion expenses, travel and transportation expenses of salespeople, and business hospitality expenses.

General and Administrative Expenses

General and administrative expenses mainly consisted of employee salaries, consulting and professional service expenses, share base compensation expense, office rent and management expenses, and office utilities and other office expenses.

Research and Development Expenses

Research and development expenses consist primarily of employee salaries and benefits for research and development personnel, allocated overhead and outsourced development expenses. During the six months ended June 30, 2025 and 2024, no costs for research and development were qualified for capitalization; the Company expensed all research and development expenses as incurred.

Value Added Taxes (“VAT”)

The Company’s PRC subsidiary, VIE and its subsidiaries are subject to value added tax (“VAT”) and related surcharges based on gross sales or service price depending on the type of services provided in the PRC (“output VAT”), and the VAT may be offset by VAT paid by the Company on service purchases (“input VAT”). The applicable rate of output VAT or input VAT for the Company ranges from 1% to 9%. Gross sales or service price charged to customers is subject to output VAT and subsequently paid to PRC tax authorities after netting input VAT on purchases incurred during the period. The Company’s revenues are presented net of VAT collected on behalf of PRC tax authorities and its related surcharges; the VAT is not included in the consolidated statements of comprehensive income. All of the VAT returns filed by the Company’s PRC operating entities have been and remain subject to examination by the tax authorities for five years from the date of this report.

Income Taxes

The Company accounts for income taxes using the asset/liability method prescribed by ASC 740, “Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date.

The Company recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Company initially and subsequently measures the tax benefit as the largest amount that the Company judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Company’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. As of June 30, 2025 and December 31, 2024, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company recognizes interest and penalties related to significant uncertain income tax positions in other expenses if any. There were no such interest and penalties as of June 30, 2025 and December 31, 2024.

Non-controlling Interests

The Company follows FASB ASC Topic 810, “Consolidation,” governing the accounting for and reporting of non-controlling interests (“NCIs”) in partially owned consolidated subsidiaries and the loss of control of subsidiaries. Certain provisions of this standard indicate, among other things, that NCI (previously referred to as minority interests) be treated as a separate component of equity, not as a liability, that increases and decreases in the parent’s ownership interest that leave control intact be treated as equity transactions rather than as step acquisitions or dilution gains or losses, and that losses of a partially-owned consolidated subsidiary be allocated to non-controlling interests even when such allocation might result in a deficit balance.

The net income attributed to NCI was separately designated in the accompanying statements of operations and comprehensive income. Losses attributable to NCI in a subsidiary may exceed an NCI in the subsidiary’s equity. The excess attributable to NCI is attributed to those interests. NCIs shall continue to be attributed their share of losses even if that attribution results in a deficit NCIs balance.

As of June 30, 2025 and December 31, 2024, the Company had NCIs of $76,017 and $49,795, which represents the 5% equity ownership of the VIE and its subsidiaries.

Net loss per Share

Basic loss per ordinary share is computed by dividing the net loss attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted loss per share is computed by dividing net loss attributable to ordinary shareholders by the sum of the weighted average number of ordinary share outstanding and of potential ordinary share (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that has an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted loss per share. For the six months ended June 30, 2025 and 2024, the Company had no dilutive stocks.

Related Parties and Transactions

The Company identifies related parties, and accounts for, discloses related party transactions in accordance with ASC 850, “Related Party Disclosures” and other relevant ASC standards. Parties are considered to be related to the Company if the parties, directly or indirectly, through one or more intermediaries, control, are controlled by, or are under common control with the Company. Related parties also include principal owners of the Company, its management, members of the immediate families of principal owners of the Company and its management and other parties with which the Company may deal with if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests. The Company discloses all significant related party transactions in Note 10.

Segment Reporting

FASB ASC Topic 280, “Segment Reporting,” requires use of the “management approach” model for segment reporting. The management approach model is based on the method a company’s management organizes segments within the Company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manners in which management disaggregates a company. Management determining the Company’s current operations constitutes a single reportable segment in accordance with ASC 280.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments were designed to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable investors to better understand an entity’s overall performance and assess potential future cash flows. The ASU applies to all public entities that are required to report segment information in accordance with ASC 280. The Company adopted this standard for the year ended December 31, 2024.

The Company operates as a single reportable segment. The chief operating decision maker reviews financial performance and allocates resources on a consolidated basis, using a single measure of operating profit and a total expense amount. No disaggregated expense categories are regularly reviewed by the CODM. As such, the Company has not identified any segment expense categories that meet the criteria for disclosure under ASC 280, as amended by ASU 2023-07.

All of the Company’s customers were in the PRC and all revenues were generated from the PRC for the six months ended June 30, 2025 and 2024. All identifiable assets of the Company were in the PRC as of June 30, 2025 and December 31, 2024.

Significant Risks and Uncertainties

Currency Convertibility Risk

Substantially all of the Company’s operating activities are settled in RMB, which is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other Company foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

Concentrations and Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable.

The Company maintains certain bank accounts in the PRC. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Company’s accounts, as its aggregate deposits are much higher than the compensation limit, which is RMB 500,000 for one bank. Cash held in accounts at U.S. financial institutions is insured by the Federal Deposit Insurance Corporation or other programs subject to certain limitations up to $250,000 per depositor. Other than such deposit insurance mechanism, the Company’s bank accounts are not insured by Federal Deposit Insurance Corporation insurance or other insurance. However, the Company believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in the PRC and the Company believes that those Chinese banks that hold the Company’s cash are financially sound based on public available information.

Accounts receivable are typically unsecured and derived from services rendered to customers that are located in the PRC, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of customers’ creditworthiness and its ongoing monitoring of outstanding balances. The Company has a concentration of its receivables with specific customers.

Revenues or purchases are individually represented greater than 10% of the total revenues or the total purchases of the Company for the six months ended June 30, 2025 and 2024 as following:

During the six months ended June 30, 2025, the Company had four major customers, who accounted for 35%, 21%, 20% and 11% of the Company’s total revenue, respectively. As of June 30, 2025, the Company had balance due from four customers accounted for 30%, 22%, 18% and 10% of the Company’s total accounts receivable, respectively.

During the six months ended June 30, 2024, the Company had four major customers, who accounted for 29%, 25%, 20% and 16% of the Company’s total revenue, respectively.  As of June 30, 2024, the Company had balance due from three customers accounted for 29%, 31%, and 22% of the Company’s total accounts receivable, respectively.

During the six months ended June 30, 2025, the Company had two major service providers, who accounted for 36%, and 22% of the Company’s total purchase of service, respectively. As of June 30, 2025, the Company had four service providers accounted for 30%, 28%, 17% and 11% of the Company’s accounts payable, respectively.

During the six months ended June 30, 2024, the Company had five major service providers, who accounted for 30%, 23%, 13%, 10% and 10% of the Company’s total purchase of service, respectively. As of June 30, 2024, the Company had four service providers accounted for 31%, 15%, 12% and 10% of the Company’s accounts payable, respectively.

Interest Rate Risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate risk on cash deposit and floating rate borrowings, and the risks due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage the Company’s interest risk exposure.

Commitments and Contingencies

Certain conditions may exist as of the date the consolidated financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, the estimated liability would be accrued in the Company’s consolidated financial statements.

If the assessment indicates that a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed. As of June 30, 2025 and December 31, 2024, the Company has no such contingencies.

Statement of Cash Flows

In accordance with FASB ASC Topic 230, “Statement of Cash Flows,” cash flows from the Company’s operations are calculated based upon the local currencies. As a result, amounts shown on the statement of cash flows may not necessarily agree with changes in the corresponding asset and liability on the balance sheet.

3. New Accounting Pronouncements

In October 2023, the FASB issued ASU No. 2023-06, “Disclosure Improvements — Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative.” The ASU amends the disclosure or presentation requirements related to various subtopics in the FASB ASC. The ASU was issued in response to the SEC’s August 2018 final amendments in Release No. 33-10532, Disclosure Update and Simplification that updated and simplified disclosure requirements that the SEC believed were duplicative, overlapping, or outdated. The guidance in ASU 2023-06 is intended to align GAAP requirements with those of the SEC and to facilitate the application of GAAP for all entities. The amendments introduced by ASU 2023-06 are effective if the SEC removes the related disclosure or presentation requirement from its existing regulations by June 30, 2027. If, by June 30, 2027, the SEC has not removed the applicable requirements from its existing regulations, the pending content of the associated amendment will be removed from the ASC and will not become effective for any entities. Early adoption is permitted. The adoption of ASU 2023-06 is not expected to have a material impact on the Company’s consolidated financial statements or related disclosures.

On November 4, 2024, the FASB issued an ASU No. 2024-03, Disaggregation of Income Statement Expenses (“ASU 2024 03”) to improve the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses in commonly presented expense captions (such as cost of sales; selling, general, and administrative expenses; and research and development). The amendments in the ASU require disclosure in the notes to financial statements of specified information about certain costs and expenses. The amendments require that at each interim and annual reporting period an entity: 1.Disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and (e) depreciation, depletion, and amortization recognized as part of oil- and gas-producing activities (or other amounts of depletion expense) included in each relevant expense caption. A relevant expense caption is an expense caption presented on the face of the income statement within continuing operations that contains any of the expense categories listed in (a)–(e). 2. Include certain amounts that are already required to be disclosed under current generally accepted accounting principles in the same tabular disclosure as the other disaggregation requirements. 3. Disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. 4) Disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses. In January 2025, the FASB issued ASU No. 2025-01, Clarifying the Effective Date (“ASU 2025-01”). The amendments, as clarified by ASU 2025-01, are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this ASU should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of the ASU or (2) retrospectively to any or all prior periods presented in the financial statements. The Company is evaluating the impact that ASU 2024-03 will have on its consolidated financial statements and related disclosures.

In January 2025, the FASB issued ASU 2025-01 Income Statement-Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40). The FASB issued ASU 2024-03 on November 4, 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of ASU 2024-03, the FASB was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in ASU 2024-03 in an interim reporting period, rather than in annual reporting period. The FASB’s intent in the basis for conclusions of ASU 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027.

In March 2025, the FASB issued ASU 2025-02—Liabilities (405): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 122. The amendments in this Update are effective immediately and on a fully retrospective basis to annual periods beginning after December 15, 2024. The Company is currently evaluating the effect of adoption of this standard to its consolidated financial statements and disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial position, statements of comprehensive income and cash flows.

4. Accounts Receivable, net

Accounts receivable, net consisted of the following:

	As of June 30, 2025 (Unaudited)	As of December 31, 2024
Accounts receivable	$2,592,547	$2,195,005
Less: allowance for credit losses	(557,315)	(546,933)
Accounts receivable, net	$2,035,232	$1,648,073

The follow table presents movement of the allowance for credit losses:

	As of June 30, 2025 (Unaudited)	As of December 31, 2024
Balance at the beginning of the period	$546,933	$562,106
Provisions	-	-
Foreign exchange adjustment	10,382	(15,173)
Balance at the end of the period	$557,315	$546,933

5. Leases

The Company leases several office spaces for its head office and branch offices. Rent expense under all operating leases, included in operating expenses in the accompanying consolidated statements of operations and comprehensive loss. The components of lease costs, lease term and discount rate with respect of the Company’s office leases with an initial term of more than 12 months are as the following:

Balance sheet information related to the Company’s operating leases:

	As of June 30, 2025 (Unaudited)	As of December 31, 2024
Right-of-used assets	$80,156	$49,356
Lease liabilities – current	$72,246	$8,422
Lease liabilities – non-current	9,187	43,972
Total lease liabilities	$81,433	$52,394

The weighted-average remaining lease term and the weighted-average discount rate of leases are as follows:

	Six Months Ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Weighted average remaining lease term (years)	1.22	5.24
Weighted average discount rate	5%	5%

As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. This methodology was deemed to yield a measurement of the ROU lease asset and associated lease liability that was appropriately stated in all material respects.

Operating lease expenses were $11,511 and $7,026 , respectively, for the six months ended June 30, 2025 and 2024. The cash lease payment for the six months ended June 30, 2025 and 2024 were $13,307 and $5,129, respectively.

The following table summarizes the future leases payments as of June 30, 2025:

Twelve Months Ending June 30,
2026	$73,999
2027	7,733
2028	1,642
Total undiscounted lease payments	83,374
Less: Imputed interest	(1,941)
Total lease liabilities	$81,433

6. Prepaid Expenses and Other Current Assets, Net

Prepaid expense and other current assets mainly consisted of the following:

	As of June 30, 2025 (Unaudited)	As of December 31, 2024
Deposits	$201,862	$165,495
Prepaid expenses	2,671,266	7,330
Advance to employee, non-interest bearing, payable upon demand	500,000	-
Other receivables	18,070,417	4,500
Total	$21,443,545	$177,325

Prepaid expense mainly consisted of prepaid advertising and promotion expenses, telecom services expense and certain consulting expenses. Other receivables mainly consisted of receivables of proceeds for shares issued.

7. Loan Receivable from Third Parties

	As of June 30, 2025 (Unaudited)	As of December 31, 2024
Loan receivable from third parties, current	97,720	-
Loan receivable from third parties, non-current	703,491	443,787
Total	$801,211	$443,787

The Company entered into the following loan agreements with third parties:

1. On February 10, 2022, the Company entered into a loan agreement with Shenzhen Yifangda Technology Co., Ltd., a company primarily engaged in wholesale trading. The loan carried an annual interest rate of 0%, with a contractual term of 36 months. The contract expired on February 10, 2025. Both parties renewed the loan agreement, and the expiration date was extended to February 10, 2026. The loan is receivable on demand. The Company has no intention of recovering the loan before the contract expires. The proceeds were used primarily for normal operating purposes. As of June 30, 2025 and December 31, 2024, the outstanding loan balance was $97,720 (RMB 700,000) and $95,900 (RMB 700,000). The borrower is neither a related party nor a shareholder of the Company.

2. On April 2, 2022, the Company entered into a loan agreement with Beijing Fengqi Tianxia Network Technology Co., Ltd., a company engaged in internet technology services. The loan carried an annual interest rate of 12%, with a contractual term of 12 months. The proceeds were used primarily for normal operating purposes. As of June 30, 2025 and December 31, 2024, the outstanding loan balance was $75,151(RMB 538,333) and $73,751(RMB 538,333). The borrower is neither a related party nor a shareholder of the Company. The loan has become past due as the borrower neither repaid the outstanding balance nor renewed the loan agreement upon maturity. Accordingly, the Company has applied for judicial enforcement. The judgment was in favor of the Company. On September 18, 2025, the Court issued Execution Notice, the Court seizure the assets of the defendants for three years and entered the long-term stage of urging the debtor to fulfill their obligations.

3. On January 11, January 24, February 20, and March 4, 2025, the Company entered into four loan agreements with Guixi Yihang Enterprise Services Co., Ltd., a company primarily engaged in consulting services on human resources. On November 30, December 12, and December 25, 2024, the Company entered into three loan agreements with Guixi Yihang Enterprise Services Co., Ltd. Each of the loans carried an annual interest rate of 0%, with a contractual term of 24 months. The loan is receivable on demand. The Company has no intention of recovering the loan before the contract expires. The proceeds were used primarily for normal operating purposes. As of June 30, 2025 and December 31, 2024, the total outstanding loan balance was $495,720 (RMB 3,551,000) and $143,986(RMB 1,051,000). The borrower is neither a related party nor a shareholder of the Company.

4. On December 25, 2024, the Company entered into a loan agreement with Dongguan Tiankuo Labor Dispatch Co., Ltd., a company primarily engaged in labor dispatch services. The loan carried an annual interest rate of 0%, with a contractual term of 24 months. The loan is receivable on demand. The Company has no intention of recovering the loan before the contract expires. As of June 30, 2025 and December 31, 2024, the outstanding loan balance was $132,620 (RMB 950,000) and $130,150 (RMB 950,000). The borrower is neither a related party nor a shareholder of the Company.

8. Accrued Liabilities and Other Payables

Accrued liabilities and other payables mainly consisted of the following:

	As of June 30, 2025 (Unaudited)	As of December 31, 2024
Deposits	$302,732	$319,579
Accrued expenses	862,076	943,319
Salary payable	733,013	661,972
Others	26,647	132,995
Total	$1,924,468	$2,057,865

As of June 30, 2025, accrued expenses mainly included accrued professional fee of $470,096, and accrued penalty expense $391,980 for violation of agreement with China Post Zhongshan branch.

As of December 31, 2024, accrued expenses mainly included accrued professional fee of $540,000, and accrued penalty expense $380,000  for violation of agreement with China Post Zhongshan branch. The Company outsourced the jobs received from China Post Zhongshan branch to a third-party company, which was prohibited by the contract term and 20% of the service fee will be assessed to the Company for the violation. The Company entered into three outsourcing service agreements with China Post Zhongshan branch. Pursuant to the contractual provisions, a penalty was accrued in an amount equal to 20% of the actual service fees received in 2024. All three agreements expired and were terminated as of February 28, 2025.

9. Loan Payable to Third Parties

	As of June 30, 2025 (Unaudited)	As of December 31, 2024
Loan payable to third parties, current	132,620	164,399
Total	$132,620	$164,399

The Company entered into loan agreements with third-party lenders (Liangming Wang and Dongguan Fuyuan Labor Dispatch Co., Ltd. ) on January 14, 2023 and May 25, 2023, with principal amounts of $28,160 (RMB 200,000) and $178,099 (RMB 1,300,000), respectively. The original maturity dates of the loans were January 14, 2025 and May 30, 2024, and no interest rates were specified in the loan agreements. On January 14, 2025 and May 30, 2024, the Company renewed the respective agreements with the lenders, extending the loan terms to January 14, 2027 and May 30, 2026 and due on demand. As of June 30, 2025, the outstanding loan balances due to third parties for the respective loan agreements were $132,620 (RMB 950,000), respectively.

10. Related Party Transactions and Balances

Related party affiliations were attributed to transactions conducted between the Company and the shareholders, or those business entities partially or wholly owned by Company’s officers or shareholders. The related party balance as of June 30, 2025 and December 31, 2024 are identified as follows:

Related Party Balances:

a)   Due from related parties

The Company periodically loan funds to its related parties for general business purposes. The balance due from related parties is typically interest-free and due upon demand. As of June 30, 2025 and December 31, 2024, we had the total amounts due from related parties of $1,922,295 and $40,549, respectively, which were mainly due from the shareholder of the Company and the founder of the VIE, Mr. Daoning Xia (“Mr. Xia”), Ms. Guoping Xia (“Ms. Xia”) who is the sister of Mr. Xia, and their affiliated entities. As of this report date, the Company collected $1.41 million (RMB 10 million) from the related party.

b)   Due to related parties

The amount due to related parties represents the funds provided by companies controlled by Mr. Zhang, Mr. Xia, and Mr. Xiaojun Wang, a director of VIE’s subsidiary, for the Company’s working capital needs and the payable balances for expenses and reimbursement in normal business courses. As of July 31, 2025 and December 31, 2024, the Company had the total amounts due to related parties of $127,673 and $170,855, respectively.

As the lease agreement for the Company’s principal office premises expired and was not renewed, the Company is currently utilizing office space provided by a related party company. The office premises are located at 3rd Floor, Building A, Golden Life Science Park, No. 33 Gongye Avenue, Dongguan, Guangdong Province, China. On July 1, 2024, the related party, Dongguan Massachusetts Industrial Park Investment Co., Ltd., provided the Company with the rent-free use of Rooms 301 and 302, located on the 3rd floor of Building A, No. 33 Pingshan Industrial Avenue, Tangxia Town, Dongguan City. The usage period is from July 1, 2024 to December 31, 2025. The ultimate controlling party of Dongguan Massachusetts Industrial Park Investment Co., Ltd. is Guoping Xia (“Ms. Xia”).

Related parties have provided guarantees for the Company’s borrowings from banks. Details are disclosed in Note 11.

11. Bank Loan Payables

Bank loan payables represented amount due to various banks and trust company maturing within one or over one year. The principal of the borrowing is due at maturity. Bank loan payables consisted of the following:

	As of June 30, 2025	As of December 31, 2024
WeBank Co., Ltd. (“WeBank”)	$5,654	$39,547
Xinwang Bank	18,343	32,006
Guangdong Nanyue Bank Co., Ltd. (“Nanyue Bank”)	-	17,981
China Minsheng Bank Corp., Ltd. (“Minsheng Bank”)	4,642	27,811
Total bank loan payables (current and non-current)	$28,639	$117,345

Bank	Loan Agreement Date	Loan Amount	Interest Rate	Maturity Date	Guaranteed by	Balance at June 30, 2025	Balance at December 31, 2024
WeBank	2023-03-03	98,560	14.26%	2025-02-24	*Peng Yao, the legal representative of Yifang	-	9,133
	2023-03-16	21,120	8.35%	2025-03-24	Peng Yao, the legal representative of Yifang	-	2,569
	2023-03-16	33,792	8.35%	2025-03-24	Peng Yao, the legal representative of Yifang	-	5,137
	2023-03-20	42,240	8.82%	2025-03-24	Peng Yao, the legal representative of Yifang	-	4,110
	2023-08-24	24,077	11.16%	2025-08-24	Peng Yao, the legal representative of Yifang	1,989	7,809
	2023-09-25	29,568	12.78%	2025-09-22	Xingbo Wang, the legal representative of Gongwuyuan	3,665	10,789
NanYue Bank	2023-03-16	98,560	8.35%	2025-03-24	Peng Yao, the legal representative of Yifang	-	11,987
	2023-03-16	49,280	8.35%	2025-03-24	Peng Yao, the legal representative of Yifang	-	5,994
China Minsheng Bank	2023-03-20	78,848	8.82%	2025-03-24	Peng Yao, the legal representative of Yifang	-	9,590
	2023-08-24	56,179	11.16%	2025-08-24	Peng Yao, the legal representative of Yifang	4,642	18,221
Xinwang Bank	2024-01-17	56,163	18.00%	2026-01-17	NA	18,343	32,006
Total bank loan payables						$28,639	$117,345
Current portion of bank loan payables						$28,639	$117,345

*	Xingbo Wang, a related party of the Company, serves as the legal representative of Gongwuyuan. Peng Yao, a related party of the Company, serves as the legal representative of Yifang.

For the six months ended June 30, 2025, the weighted average annual interest rate for the bank loans was approximately 8.19%. Interest expense for the above-mentioned loans amounted to $4,644 and $23,955 during the six months ended June 30, 2025 and 2024, respectively.

As of June 30, 2025, the future minimum bank loan payments to be paid by year are as follows:

Year Ending	Amount
June 30, 2026	$29,888
Less: Imputed interest	(1,249)
Total Bank loan payable	$28,639

12. Income Tax and Taxes Payable

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands

Under the current and applicable laws of BVI, Ruifeng BVI is not subject to tax on income or capital gains.

Hong Kong

Juxing HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD 2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019.

Juxing HK did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, Juxing HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% EIT rate while preferential tax rates, tax holidays, and even tax exemption may be granted on case-by-case basis. From January 1, 2019 to December 31, 2020, small and low-profit enterprises with annual taxable income not exceeding RMB 1 million, the actual income to be taxed will be 25% of annual taxable income, and the tax rate was 20%; small and low-profit enterprises with annual taxable income exceeding RMB 1 million but not more than RMB 3 million, the actual income to be taxed was 50% of annual taxable income, and the corporate income tax is paid at the rate of 20%. From January 1, 2021 to December 31, 2021, small and low-profit enterprises with annual taxable income not exceeding RMB 1 million, the actual income to be taxed was further lowered to 12.5% of annual taxable income, and the tax rate will be 20%; From January 1, 2022 to December 31, 2025, small and low-profit enterprises with annual taxable income exceeding RMB 1 million but not more than RMB 3 million, the actual income to be taxed will be further lowered at 25% of annual taxable income, and the corporate income tax is paid at the rate of 20%.A company recognized as a High-Tech Enterprise is eligible for a preferential enterprise income tax rate of 15%, reduced from the statutory rate of 25%, for a total of three years, including the year in which the High-Tech Enterprise Certificate is issued and the following two consecutive years, thereby benefiting from a 10% reduction in the applicable income tax rate.

The current PRC EIT Law imposes a 10% withholding income tax for dividends distributed by foreign invested enterprises to their immediate holding companies outside the PRC. A lower withholding tax rate will be applied if there is a tax treaty arrangement between the PRC and the jurisdiction of the foreign holding company. Distributions to holding companies in Hong Kong that satisfy certain requirements specified by the PRC tax authorities, for example, will be subject to a 5% withholding tax rate.

The provision for income tax consisted of the following:

	For the Six Months Ended June 30,
	2025	2024
	(Unaudited)	(Unaudited)
Current income tax expense	$19,769	$12,807
Deferred income tax expense	-	-
Total income tax expense	$19,769	$12,807

13. Shareholders’ Equity

Ordinary and Preferred Shares

The Company was incorporated under the laws of the Cayman Islands on October 18, 2021. The authorized number of ordinary shares is 500,000,000 shares with a par value of $0.0001 per share, and 10,000,000 ordinary shares were issued on October 18, 2021.

On December 14, 2022, all the shareholders and directors of the Company approved to amend the Company’s authorized share capital by creating two classes of shares in the authorized share capital, (i) 400,000,000 ordinary shares of $0.0001 par value each and (ii) 100,000,000 preferred shares of $0.0001 par value each. The issued share capital remains unchanged, being 100,000 ordinary shares of par value of $0.0001 each on December 14, 2022.

On December 15, 2022, all the directors of the Company approved to issue additional 9,900,000 ordinary shares at par value of $0.0001 per shares to all existing shareholders on a pro rata basis, subject to the Company receiving the subscription prices of $990 in cleared funds. The Company recorded a $990 subscription receivable from the existing shareholders for the issuance of 9,900,000 ordinary shares, which was subsequently received in 2023. The Company considered this stock issuance was part of the Company’s reorganization to result in 10,000,000 ordinary shares issued and outstanding prior to completion of this offering and similar to stock split.

On May 30, 2025, at the annual general shareholder meeting, the shareholders approved (1) immediate effect, the authorized share capital of the Company be increased from US$50,000 divided into 400,000,000 ordinary shares of par value US$0.0001 each and 100,000,000 preferred shares of par value US$0.0001 each to US$180,000 divided into 1,700,000,000 ordinary shares of par value US$0.0001 each and 100,000,000 preferred shares of par value US$0.0001 each (the “Increase of Authorized Share Capital”), (2) immediately following the Increase of Authorized Share Capital, the authorized share capital of the Company be amended and reclassified as follows with immediate effect by undertaking the following steps: (a) 1,600,000,000 of the authorized ordinary shares of par value US$0.0001 each (including all of the existing issued ordinary shares) in the Company will be re-designated and reclassified as 1,600,000,000 class A ordinary shares of par value US$0.0001 each (the “Class A Ordinary Shares”), where the rights of the existing ordinary shares shall be the same as the Class A Ordinary Shares; and (b)100,000,000 authorized but unissued ordinary shares of par value US$0.0001 each in the Company will be cancelled and a new class of shares comprising of 100,000,000 class B ordinary shares of par value US$0.0001 each (the “Class B Ordinary Shares”), which will be entitled to twenty (20) votes per share, will be created, such that the authorized share capital of the Company shall become US$180,000 divided into 1,600,000,000 Class A Ordinary Shares of par value US$0.0001 each, 100,000,000 Class B Ordinary Shares of par value US$0.0001 each and 100,000,000 preferred Shares of par value US$0.0001 each (the “Share Capital Reorganization”).

The Company believes it is appropriate to reflect such changes in share structure on a retroactive basis pursuant to ASC 260. The Company has retroactively restated all shares and per share data for all periods presented. As a result, the Company had 100,000,000 authorized preferred shares, par value of $0.0001, nil shares were issued and outstanding as of June 30, 2025 and December 31, 2024. The Company had 1,700,000,000 authorized ordinary shares (consisting of 1,600,000,000 class A ordinary shares and 100,000,000 class B ordinary shares), par value of $0.0001, of which, 19,998,496 class A ordinary shares and 10,000,000 class A ordinary shares were issued and outstanding as of June 30, 2025 and December 31, 2024.

Initial Public Offering (the “IPO”)

On March 20, 2025, the Company entered into an underwriting agreement with Cathay Securities, Inc (the “Underwriter”) in connection with the Company’s IPO of 2,500,000 shares of Class A common stock, at a price of $4.00 per share, less underwriting discounts and commissions.

The IPO closed on March 24, 2025, and the Company received net proceeds of approximately $8.00 million, after deducting underwriting discounts and commissions and estimated IPO offering expenses payable by the Company.

Shares Issued for Equity Financing

From April to June 2025, the Company entered into certain securities purchase agreements with multiple investors, under which the Company agreed to sell 6,713,996 Class A ordinary shares to these investors. The purchase price per share ranged from $0.5425 to $3.97. The total gross proceeds from this offering amounted to approximately $17.82 million, before any fees or expenses are deducted.

Shares Issued to Stock Compensation Expenses

During the six months ended June 30, 2025, the Company issued aggregate of 1,600,000 shares of Class B common stock to its CEO and its former Chairman as stock compensation expense. The fair value of 1,600,000 shares was $1,001,600.

Shares Issued to Consultants

From January 1 to June 30, 2025, the Company issued aggregate of 784,500 shares to its consultants or consulting firms as share compensation expense. The fair value of 784,500 shares was $735,136.

14. Commitment

On September 27, 2023, the First People’s Court of Dongguan City, Guangdong Province, issued a judicial confirmation on a civil mediation settlement agreement in connection with certain service fees of RMB 750,000 owed by Dongguan Gongwuyuan Yifang Talent Service Co., Ltd. and Gongwuyuan to Dongguan Huidian Xinxi Jishu Co., Ltd, which shall be paid in two installments, with RMB 50,000 to be paid off by September 27, 2023 and the remaining RMB 700,000 to be paid off by April 30, 2024. The initial RMB 50,000 has been fully paid. On October 19, 2023, Dongguan Huidian Xinxi Jishu Co., Ltd. provided a notice of debt assignment to Dongguan Gongwuyuan Yifang Talent Service Co., Ltd. and Gongwuyuan that the debt related to the mediation settlement has been transferred to an individual, Deng Yongjin. The notice requests that the remaining payment of RMB 700,000 be made directly to the transferee’s designated account. As of the date of this report, Deng Yongjin was then paid RMB 400,000 and the remaining payment of RMB 409,451 was performed by execution by the First People’s Court of Dongguan City on November 6, 2024. Therefore, there is no outstanding debt obligation for this proceeding.

On September 28, 2023, the Second People’s Court of Zhongshan City, Guangdong Province, issued a judicial confirmation on a civil mediation settlement agreement in connection with certain service fees of RMB 350,000 owed by Zhongshan Jushangyue to Dongguan Huidian Xinxi Jishu Co., Ltd, which shall be paid in two installments, with RMB 50,000 to be paid off by September 28, 2023 and the remaining RMB 300,000 to be paid off by April 30, 2024. The initial RMB 50,000 has been fully paid. On October 19, 2023, Dongguan Huidian Xinxi Jishu Co., Ltd. provided a notice of debt assignment to Zhongshan Jushangyue that the debt related to the mediation settlement has been transferred to an individual, Deng Yongjin. The notice requests that the remaining payment of RMB 300,000 be made directly to the transferee’s designated account. As of the date of this report, Deng Yongjin was then paid RMB 252,187 and the remaining payment is currently in the execution stage.

15. Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through the date that the consolidated financial statements were available to be issued, and determined that the Company had the following subsequent events:

On August 1, 2025, the Company issued 100,000 shares of the Company’s common stock to a consulting company for general business consulting and advisory services, the fair value of these shares were $69,700.

On July 18, 2025, Baiya International Group Inc. announced its entry into a strategic merger framework agreement (the “Agreement”) with Dubai-headquartered technology company STARFISH TECHNOLOGY-FZE (“Starfish”). Under this Agreement, the Company intends to acquire all equity interests and core assets of Starfish, marking a significant shift in the Company’s business toward digital assets and financial technology. The Company will proceed with a thorough due diligence and intend to provide timely updates.